[redacted]

08026856

Mail Processing Section

FEB 29 2008

Washington, DC 101

BP 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFMAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 THIRD AVENUE, SUITE 320
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY R. PURWIN 212-832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM H. AHRENS, CPA
(Name – *if individual, state last, first, middle name*)

102 NEWFIELD ROAD	WINCHESTER CENTER	CT	06094
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FO 3/20

OATH OR AFFIRMATION

I, MAYER OFFMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFFMAN SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

JAMES C. SHEIB
Notary Public, State of New York
No. 01SH6061606
Qualified in New York County
Commission Expires July 16, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

OFFMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

OFFMAN SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2007

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Members
Offman Securities, LLC

I have audited the accompanying statement of financial condition of Offman Securities, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Offman Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

William H. Ahrens, CPA
Winchester Center, CT
February 28, 2008

OFFMAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 10,154
Due from clearing broker	2,468,954
Securities owned at market value	5,450,450
Fixed assets, net of accumulated depreciation and amortization of $74,760	198,274
Other assets	166,024
Total Assets	$8,293,856

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased at market	$4,297,881
Accrued expenses and other payables	111,298
Obligations under capital lease	107,827
Total Liabilities	4,517,006
Commitments and Contingencies	
Members' Equity	3,776,850
Total Liabilities and Members' Equity	$8,293,856

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization:

Offman Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange (the "PHLX"). It operates out of one office in New York City.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Securities transactions, commissions and related clearing expenses of the Company are recorded on a trade date basis.

Securities Valuation:

Securities owned and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values as determined by quoted market prices. The resulting difference between cost and market is included in income.

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

Use of Estimates:

The representation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 – Summary of Significant Accounting Policies (Cont'd):

Income Taxes:

The Company has elected to be treated as a partnership for federal, state and local purposes. As a result no income taxes are provided as they are the responsibility of the individual members of the Company. The Company is subject to the New York City Unincorporated Business Tax.

Note 3 – Fixed Assets:

As of December 31, 2007, fixed assets consisted of the following:

Furniture, fixtures and equipment	$ 233,407
Leasehold improvements	39,627
	273,034
Accumulated depreciation and amortization	(74,760)
Fixed assets, net	$ 198,274

The Company is obligated under a noncancelable lease for office space which expires on September 30, 2011. The lease is subject to escalation based on certain increasing costs incurred by the landlord. Occupancy expense under this lease for the year ended December 31, 2007 was $283,671.

The Company leases a majority of its furniture, fixtures and equipment under two capital leases. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Furniture and fixtures	$ 67,854
Equipment	102,122
	169,976
Less accumulated depreciation	(47,572)
	$ 122,404

Note 3 – Fixed Assets (Cont'd):

Minimum future commitments are as follows:

	Office Space	Fixed Assets Leases	Total
2008	$ 282,744	$ 69,824	$ 352,568
2009	282,744	52,368	335,112
2010	282,744	-	282,744
2011	259,182	-	259,182
	$1,107,414	122,192	$1,229,606
Less amount representing interest		14,365	
Present value of minimum lease payments		$ 107,827	

Note 4 – Risks and Concentrations:

Substantially all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Company is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Company's securities or repay amounts owed to the Company for unsettled securities transactions or amounts maintained on deposit.

Due from clearing broker represents cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short-term rates.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Company maintains its cash checking accounts at one major commercial bank in the Metropolitan New York City area, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,980,450 which was $1,880,450 in excess of its required net capital of $100,000.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii).

Note 6 – Allocation of Results of Operations:

The Company's Class B members (the "Traders") share in percentages of their trading profits based on their individual agreements. In the event the Traders incur losses which they have not funded they are allocated to the Managing Member until the Traders have future gains to offset them.

The company's Class A members share in the overall operating results based on a Membership Interest Purchase Agreement (the "Agreement"). Per the Agreement, individual members are responsible for their own trading losses and 85% of their trading gains, subject to recapture of prior losses. Operating profits and losses are shared 60/40 if the aggregate capital of the Company is below $6,000,000 and 77/23 if it is at least $6,000,000.

Note 7 – Income Taxes:

The Company has approximately $3,500,000 available to offset future New York City taxable income for the purpose of unincorporated business taxes. Accordingly, the Company has calculated a tax receivable of approximately $140,000 which has been fully reserved for since the Company is unsure that it will ever be realized.

Note 8 – 401(k) Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan (the "Plan") for the benefit of all eligible employees, who meet certain plan requirements. Under the Plan, the Company is required to match one half of employees' voluntary contributions up to 6% of compensation. During the year ended December 31, 2007 there was no expense associated with this Plan.

END